SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR July 04, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index




Exhibit No. 1      EGM Statement announcement dated 04 July, 2005


Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada or Japan



4 July 2005


                     ALLIED DOMECQ COURT MEETING AND EGM


Speaking to shareholders at the Court Meeting and Extraordinary General Meeting of Allied Domecq PLC today to approve the Scheme of Arrangement, through which it is proposed that the recommended Offer by Pernod Ricard ("the Offer") will be effected, Chairman Sir Gerry Robinson said:


"On 21 April 2005 the Board of Allied Domecq announced that it had reached an agreement on the terms of a recommended Offer by Pernod Ricard to acquire the entire share capital of Allied Domecq. It is intended that the Offer be implemented by way of a Scheme of Arrangement under section 425 of the Companies
Act.


Under the basic terms of the Offer, Allied Domecq shareholders will receive 545 pence in cash and 0.0158 of a New Pernod Ricard Share for every Allied Domecq
Share.


Consolidation has been a focus for speculation and comment in the wines and spirits sector for several years. Over the past five years Allied Domecq has delivered high levels of organic growth in a buoyant spirits sector. However, more recently, while the Group has continued to outperform and has delivered consistently strong earnings growth, this has been achieved against much more difficult trading conditions in many markets.


In these increasingly challenging market conditions, your Board considers that the need for further consolidation in the distilled spirits industry has become increasingly apparent.


The recommended Offer from Pernod Ricard provides Allied Domecq Shareholders with the ability to crystallise the value that has been achieved and the possibility of continuing to participate in the future success of Allied
Domecq's brands within an enlarged Pernod Ricard business.


On 13 May 2005 Allied Domecq announced that it had received an indicative proposal regarding a potential Offer by a Consortium consisting of Constellation
Brands Inc, Brown-Forman Corporation, Lion Capital and Blackstone Group ("the
Consortium"). Your Board continued to work with and to discuss this indicative proposal with the Consortium to ascertain whether the proposal was capable of translating into a firm offer for Allied Domecq. However, on 17 June 2005, the Consortium issued an announcement confirming that after careful consideration following due diligence it had decided not to pursue an offer for Allied
Domecq."


A further announcement containing the results of the Court Meeting and the Extraordinary General Meeting will be made in due course.


ENDS



Enquiries:

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Media enquiries:
Stephen Whitehead, Director of Group Corporate Affairs     Tel: +44(0) 20 7009 3927
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                                                           Mob: +44 (0) 7880 783 532

Cardew Group
Anthony Cardew
                                                           Tel: + 44 (0) 20 7930 0777

                                                           Mob: +44 (0) 7770 720 389


Investor enquiries:

Peter Durman, Director of Investor Relations
                                                           Tel: +44 (0) 117 978 5753

                                                           Mob: +44 (0) 7771 974 817


Photography:

Original media photography available at www.newscast.co.uk



This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

04 July, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary